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Exhibit 99(h)(4)

FORM OF ADDITIONAL COMPENSATION AGREEMENT

        Additional Compensation Agreement (the "Agreement"), dated as of February [    ], 2005, between Dividend Capital Investments LLC, a Delaware limited liability company (the "Investment Adviser") and Morgan Keegan & Company, Inc. ("Morgan Keegan").

        Whereas, Dividend Capital Realty Income Allocation Fund, a Delaware statutory trust (the "Fund") is a newly organized, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, and its common shares of beneficial interest (the "Common Shares") are registered under the Securities Act of 1933, as amended;

        Whereas, Morgan Keegan is acting as lead underwriter in the initial public offering (the "Offering") of the Fund's Common Shares;

        Whereas, the Investment Adviser desires to provide additional compensation to Morgan Keegan for acting as lead underwriter in the Offering; and

        Whereas, the Investment Adviser desires to retain Morgan Keegan to provide after-market support services designed to maintain the visibility of the Fund on an ongoing basis, and Morgan Keegan is willing to render such services.

        Now, Therefore, in consideration of the mutual terms and conditions set forth below, the parties hereto agree as follows:

        Section 1.

        (a)   The Investment Adviser hereby employs Morgan Keegan, for the period and on the terms and conditions set forth herein, to provide the following services at the reasonable request of the Investment Adviser:

  (i)
  to provide after-market support services designed to maintain the visibility of the Fund on an ongoing basis;

  (ii)
  to provide relevant information, studies or reports regarding general trends in the closed-end investment company and asset management industries, if reasonably obtainable, and consult with representatives of the Investment Adviser in connection therewith, which information, studies or reports shall include, but not be limited to (A) statistical and financial market information with respect to the Fund's market performance; and (B) comparative information regarding the Fund and other closed-end management investment companies with respect to (X) the net asset value of their respective shares, (Y) the respective market performance of the Fund and such other companies, and (Z) other relevant performance indicators; and

  (iii)
  to provide information to and consult with the Investment Adviser with respect to applicable strategies designed to address market value discounts, if any.

        (b)   At the request of the Investment Adviser, Morgan Keegan shall limit or cease any action or service provided hereunder to the extent and for the time period requested by the Investment Adviser; provided, however, that pending termination of this Agreement as provided for in Section 5 hereof, any such limitation or cessation shall not relieve the Investment Adviser of its payment obligations pursuant to Section 2 hereof.

        (c)   Morgan Keegan will promptly notify the Investment Adviser if it learns of any material inaccuracy or misstatement in, or material omission from, any written information, as of the date such information was published, provided by Morgan Keegan to the Investment Adviser in connection with the performance of services by Morgan Keegan under this Agreement.

        Section 2.

        (a)   The Investment Adviser shall pay Morgan Keegan a fee computed monthly and payable quarterly in arrears commencing February    , 2005 at an annualized rate of ..10% of the Fund's Managed Assets, defined below (the "Additional Fee") for a term as described in Section 5 hereof; provided that, the total amount of the Additional Fee payable by the Investment Adviser hereunder, will not exceed 2.25% of the total price to the public ("Maximum Additional Morgan Keegan Compensation Amount") of the Fund's Common Shares (including all Firm Shares and Option Shares as such terms are described in the Underwriting Agreement, dated February 23, 2005 (the "Underwriting Agreement"), by and among the Fund, the Investment Adviser and each of the Underwriters named therein) offered by the prospectus dated February     , 2005 (the "Prospectus"). The sum total of (i) all compensation payable to the Underwriters in connection with the Offering, including the sales load and the Additional Fee payable pursuant to this Section 2 and (ii) the fee payable to Dividend Capital Securities LLC by the Investment Adviser pursuant to that certain Marketing Agreement dated February     , 2005, as such fee relates to services relating to the Fund, shall not exceed 9.0% of the total price to the public of the Fund's Common Shares (including all Firm Shares and Option Shares) offered by the Prospectus (the "Maximum Additional Compensation Amount"). The Fund's "Managed Assets" equal the Fund's total assets (including the net asset value of Common Shares, plus the liquidation preference of any preferred shares issued by the Fund and the principal amount of any borrowings used for leverage) minus the sum of accrued liabilities other than debt entered into for purposes of leverage.

        (b)   All fees payable hereunder shall be paid to Morgan Keegan by wire transfer of immediately available funds within 15 days following the end of each calendar quarter to a bank account designated by Morgan Keegan. At the time of each payment hereunder, the Investment Adviser shall deliver to Morgan Keegan a statement indicating the amount of the average daily Managed Assets of the Fund for such quarter (including assets attributable to any preferred shares or other financial leverage of the Fund that may be outstanding) on which such payment was based.

        (c)   The Investment Adviser shall be permitted to discharge all or a portion of its payment obligations hereunder upon prepayment in full or in part of the remaining balance due of the lesser of the Maximum Additional Morgan Keegan Compensation Amount or the Maximum Additional Compensation Amount described in this Section 2.

        (d)   Morgan Keegan hereby undertakes to notify the Investment Adviser when the Investment Adviser has paid the lesser of the Maximum Additional Morgan Keegan Compensation Amount or the Maximum Additional Compensation Amount.

        Section 3.    The Investment Adviser acknowledges that the services of Morgan Keegan provided for hereunder do not include any advice as to the value of securities or regarding the advisability of purchasing or selling any securities for the Fund's portfolio. No provision of this Agreement shall be considered as creating, nor shall any provision create, any obligation on the part of Morgan Keegan, and Morgan Keegan is not hereby agreeing, to: (a) furnish any advice or make any recommendations regarding the purchase or sale of portfolio securities or (b) render any opinions, valuations or recommendations of any kind or to perform any such similar services in connection with providing the services described in Section 1 hereof.

        Section 4.    Nothing herein shall be construed as prohibiting Morgan Keegan or its affiliates from providing similar or other services to any other clients (including other registered investment companies or other investment managers), so long as Morgan Keegan's services to the Investment Adviser are not impaired thereby.

        Section 5.    This Agreement shall commence on the date referred to above and shall be in effect only so long as the Investment Adviser acts as the investment manager to the Fund pursuant to the

Investment Advisory Agreement (as such term is defined in the Underwriting Agreement); provided however, that this Agreement shall terminate on the earliest to occur of (a) the payment by the Investment Adviser to Morgan Keegan of the lesser of the Maximum Additional Morgan Keegan Compensation Amount or the Maximum Additional Compensation Amount, (b) the dissolution and winding up of the Fund or (c) the date on which the Investment Advisory Agreement or other investment management agreement between the Fund and the Investment Adviser or any affiliate or successor in interest to the Investment Adviser shall terminate.

        Section 6.    The Investment Adviser will furnish Morgan Keegan with such information, as Morgan Keegan reasonably believes appropriate to its assignment hereunder (all such information so furnished being the "Information"). The Investment Adviser recognizes and confirms that Morgan Keegan (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having assumed responsibility for independently verifying the same, (b) does not assume responsibility for the accuracy or completeness of the Information and such other information and (c) will not make an appraisal of any assets or liabilities (contingent or otherwise) of the Fund. To the best of the Investment Adviser's knowledge, the Information to be furnished by the Investment Adviser when delivered, will be true and correct in all material respects and will not contain any material misstatement of fact or omit to state any material fact necessary to make the statements contained therein not misleading. The Investment Adviser will promptly notify Morgan Keegan if it learns of any material inaccuracy or misstatement in, or material omission from, any Information delivered to Morgan Keegan.

        Section 7.    It is understood that Morgan Keegan is being engaged hereunder solely to provide the services described above to the Investment Adviser and that Morgan Keegan is not acting as an agent or fiduciary of, and shall have no duties or liability to the current or future shareholders of the Fund or any other third party in connection with its engagement hereunder, all of which are hereby expressly waived.

        Section 8.

        (a)   The Investment Adviser agrees that Morgan Keegan shall have no liability to Investment Adviser or the Fund for any act or omission to act by Morgan Keegan in the course of its performance under this Agreement, in the absence of gross negligence or willful misconduct on the part of Morgan Keegan. The Investment Adviser agrees to indemnify and hold harmless Morgan Keegan and its respective officers, directors, agents and employees against any loss or expense arising out of or in connection with its performance under this Agreement not caused by Morgan Keegan's negligence or willful misconduct. Notwithstanding the foregoing or anything to the contrary in this Agreement, the Investment Adviser's indemnification obligations shall not apply to any losses, claims, damages, liabilities, fines or expenses (including legal expenses) arising out of or relating to limitations on or the reasonableness or characterization of the compensation payable by the Investment Adviser to Morgan Keegan under this Agreement, including as a result of any violation of applicable rules of the NASD or other applicable law. This provision shall survive the termination and expiration of this Agreement.

        (b)   Morgan Keegan agrees to indemnify and hold harmless Investment Adviser and its officers, directors, members, agents and employees against any loss or expense arising out of or in connection with the negligent performance or willful misconduct of Morgan Keegan in providing the services under this Agreement. This provision shall survive the termination and expiration of this Agreement.

        Section 9.    This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement ("Claim"), directly or indirectly, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the choice of law provisions thereof. Each of Morgan Keegan and the Investment Adviser waives all right to trial by jury in any proceeding or Claim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Investment Adviser agrees that a final judgment in any proceeding or Claim or proceeding arising out of or in any way relating to this Agreement brought in any such court shall be conclusive and binding upon the Investment Adviser and may be enforced in any other courts to the jurisdiction of which the Investment Adviser is or may be subject, by suit upon such judgment.

        Section 10.    This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended, assigned or otherwise modified or waived except by an instrument in writing signed by both Morgan Keegan and Investment Adviser.

        Section 11.    All notices permitted or required to be sent under this Agreement shall be sent as follows:

if to the Investment Adviser:	or if to Morgan Keegan:
Dividend Capital Investments LLC 518 Seventeenth Street, 12th Floor Denver, Colorado 80202 Attention of Phil Perrone	Morgan Keegan & Company, Inc 50 North Front Street, 19th Floor Memphis, Tennessee 38103 Attention of Equity Capital Markets

or such other name or address as may be given in writing to the other parties. Any notice shall be deemed to be given or received on the third day after deposit in the United States mail with certified postage prepaid or actually received, whether by hand, express delivery service or facsimile transmission, whichever is earlier.

        Section 12.    This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

        IN WITNESS WHEREOF, the parties hereto have duly executed this Additional Compensation Agreement as of the date first above written.

DIVIDEND CAPITAL INVESTMENTS, LLC
By:

Name:
Title:
MORGAN KEEGAN & COMPANY, INC.
By:

Name:
Title:	Managing Director

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  Exhibit 99(h)(4)
FORM OF ADDITIONAL COMPENSATION AGREEMENT